Exhibit 99.1

OMS Energy Technologies Inc. Announces Fiscal Year 2026 Financial Results

Generated Record Operating Cash Flow of $54.1 Million; Maintained Profitability

Debt-Free $154.3 Million Cash Position Supports Continued Geographic Expansion

SINGAPORE, June 25, 2026 - OMS Energy Technologies Inc. (“OMS” or the “Company”) (NASDAQ: OMSE), a growth-oriented manufacturer of surface wellhead systems (“SWS”) and oil country tubular goods (“OCTG”) for the oil and gas industry, today announced its financial results for the fiscal year ended March 31, 2026. The Company also announced that it has filed its annual report on Form 20-F for the fiscal year ended March 31, 2026 with the U.S. Securities and Exchange Commission.

Fiscal Year 2026 Financial Highlights

•
Total revenues were $155.9 million for fiscal year 2026, compared with $203.6 million for fiscal year 2025.
•
Gross margin was 30.3% for fiscal year 2026, compared with 33.9% for fiscal year 2025.
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Operating profit was $34.9 million for fiscal year 2026, compared with $59.9 million for fiscal year 2025.
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Adjusted EBITDA was $41.2 million for fiscal year 2026, compared with $64.1 million for fiscal year 2025.
•
Net cash provided by operating activities was $54.1 million for fiscal year 2026, compared with $40.5 million for fiscal year 2025.
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Adjusted free cash flow was $52.5 million for fiscal year 2026, compared with $37.6 million for fiscal year 2025.

Recent Business Highlights

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In March 2026, OMS Saudi received a US$11 million “Call-off Order” for specialty connectors and pipes under the Company's 10-year agreement with Saudi Aramco, signed in 2024. Call-off Orders are purchase orders issued upon customer request under long-term supply contracts with pre-agreed terms that vary by customer. This order represents the continued conversion of the Company’s agreement with Saudi Aramco into active revenue
•
In March 2026, the Company's subsidiaries in Singapore and Indonesia secured approximately US$2.6 million in surface wellhead system orders and a contract extension from operators in Oman, Pakistan and Indonesia. The orders included OMS's first 10,000-PSI full wellhead and production tree system in Pakistan and a contract extension with Pertamina Hulu Rokan in Indonesia due to demand exceeding the original contract value.
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In January 2026, the Company's subsidiaries in Singapore and Indonesia secured approximately US$2.2 million in specialty connector orders from oil and gas operators in the United Arab Emirates, Pakistan and Indonesia, advancing its strategy to diversify specialty connector sales beyond its core Saudi Arabian market.
•
In January 2026, OMS Saudi earned API Specification 6A certification, enabling the subsidiary to provide repair and maintenance services for wellhead and Christmas tree equipment. Combined with existing API Specifications Q1, 5CT, 5L and 7-1 certifications, this positions OMS Saudi as a supplier of diverse products and services in the Kingdom of Saudi Arabia.
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In November 2025, OMS Indonesia obtained API Specification 11D1 certification and expanded its product portfolio with certified, self-developed retrievable mechanical and hydraulic packers, complementing its existing API-6A-certified surface wellheads and Christmas trees.

Mr. How Meng Hock, Chairman and Chief Executive Officer of OMS, commented, “We delivered a resilient performance in fiscal year 2026 amid a challenging operating environment. While revenue reflected the timing of Call-off Orders under our long-term Saudi Aramco contract against an exceptionally high prior-year comparison, our underlying business remained healthy and profitable. We generated record operating cash flow, ended the year debt-free with $154.3 million in cash and restricted cash, and continued to diversify across new geographies and customers, winning our first surface wellhead and Christmas tree contracts in Pakistan and Angola and earning new certifications that expand our addressable opportunities in the Middle East and Southeast Asia. Together with our strong customer relationships and long-term contracts, these achievements position OMS for sustainable growth as industry activity recovers.”

Mr. Kevin Yeo, Chief Financial Officer, added, “Our fiscal 2026 financial results reflect the strength of OMS’s business model and operational discipline. We maintained profitability despite the year-over-year revenue decline, delivering gross margin of 30.3%, operating profit of $34.9 million, and net profit of $33.9 million. Cash generation was a highlight, with record operating cash flow of $54.1 million and adjusted free cash flow of $52.5 million. We ended the fiscal year debt-free with $154.3 million in cash and restricted cash, providing flexibility to support organic growth initiatives, selectively evaluate strategic expansion opportunities, and drive long-term value creation.”

Fiscal Year 2026 Financial Results

Revenues

Total revenues for fiscal year 2026 were $155.9 million, compared with $203.6 million for fiscal year 2025. This decline was primarily driven by the timing of Call-off Orders under OMS’s long-term supply agreement with Saudi Aramco, set against an unusually high prior-year base, which included the overlap of the conclusion of the Company’s previous Aramco contract with the ramp-up of its new ten-year agreement signed in early 2024.

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Specialty connectors and pipes. Revenues from sales of specialty connectors and pipes were $96.1 million for fiscal year 2026, compared with $143.1 million for fiscal year 2025. The decrease was mainly driven by the timing of Call-off Orders for specialty connectors and pipes in Saudi Arabia. Excluding Saudi Arabia, revenue from specialty connectors and pipes was $4.6 million for fiscal year 2026, an 130% increase from $2.0 million for fiscal year 2025, primarily contributed by higher export sales to the United Arab Emirates, Pakistan and Indonesia. These orders highlight OMS's accelerating geographic expansion.

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Surface wellhead and Christmas tree equipment. Revenues from sales of surface wellhead and Christmas tree equipment were $10.9 million for fiscal year 2026, compared with $8.7 million for fiscal year 2025. The increase was largely attributable to stronger demand from a major Indonesian customer. OMS also secured its first surface wellhead and Christmas tree customers in Pakistan and Angola during fiscal year 2026.

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Premium threading services. Revenues from rendering of premium threading services were $33.4 million for fiscal year 2026, compared with $36.8 million for fiscal year 2025. The decrease was mainly attributable to reduced oil and gas production in Malaysia and Singapore, partially offset by higher activity in Indonesia and Thailand.

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Other ancillary services. Revenues generated from other ancillary services were $15.5 million for fiscal year 2026, compared with $15.0 million for fiscal year 2025, remaining stable due to consistent demand for repair and inspection services across OMS's primary markets.

As of March 31, 2026, the Company’s backlog was $60.7 million, compared with $102.0 million as of March 31, 2025. The decrease primarily reflects the timing of Call-off Orders under the Company's long-term Saudi contracts rather than a change in underlying customer demand. Management uses backlog as an operating metric to gauge future revenue visibility and to support planning and resource-allocation decisions. It represents estimated revenue from confirmed customer orders and contracts that have not yet been recognized as revenue and are expected to be delivered within the next 12 months.

Cost of revenues

Cost of revenues was $108.7 million for fiscal year 2026, compared with $134.6 million for fiscal year 2025.

Gross profit

Gross profit was $47.2 million for fiscal year 2026, compared with $69.0 million for fiscal year 2025. Gross margin was 30.3% for fiscal year 2026, compared with 33.9% for fiscal year 2025. OMS maintained a healthy gross margin despite a lower sales volume, reflecting continued cost discipline, operational efficiency and customer engagement.

Selling, general and administrative expenses

Selling, general and administrative expenses, which consist primarily of personnel costs, transportation and logistics, premises-related expenses, legal and professional fees, sales and marketing expenses and risk management-related costs were $12.4 million for fiscal year 2026, compared with $9.1 million for fiscal year 2025. The increase was primarily due to additional post-IPO compliance costs and cybersecurity readiness initiatives.

Operating profit

Operating profit was $34.9 million for fiscal year 2026, compared with $59.9 million for fiscal year 2025.

Total other income, net

Total other income, net was $0.3 million for fiscal year 2026, compared with $0.2 million for fiscal year 2025, remaining relatively stable.

Income Tax Expense

Income tax expense was $4.5 million for fiscal year 2026, compared with $13.2 million for fiscal year 2025. The reported effective tax rate of 11.8% reflected approximately $2.8 million of non-recurring items, including a $2.3 million recovery related to the resolution of a prior-year tax matter in Saudi and a $0.5 million over-provision adjustment in Singapore. Excluding these items, the normalized effective tax rate for fiscal year 2026 would have been approximately 19.1%, broadly in line with the prior-year rate of 21.9%.

Net profit

Net profit was $33.9 million for fiscal year 2026, compared with $47.0 million for fiscal year 2025.

Basic and diluted EPS

Basic and diluted earnings per share were both $0.77 for fiscal year 2026, compared with both $1.18 for fiscal year 2025.

Adjusted EBITDA

Adjusted EBITDA was $41.2 million and adjusted EBITDA margin was 26.4% for fiscal year 2026.

Balance sheet and cash flow

As of March 31, 2026, the Company’s cash and cash equivalents and restricted cash totaled $154.3 million, compared with $75.8 million as of March 31, 2025, primarily reflecting the inflow from the net IPO proceeds of $28.9 million received in May 2025 and higher net cash provided by operating activities of $54.1 million for fiscal year 2026, compared with net cash provided of $40.5 million for fiscal year 2025.

Adjusted free cash flow was $52.5 million for fiscal year 2026, an increase of $14.9 million compared with $37.6 million for fiscal year 2025 driven by improved management of receivables, payables and inventory level, including a $15.4 million reduction in inventory as OMS drew down stockpiles previously built ahead of anticipated Saudi Aramco Call-off Orders. As regional order activity resumes, the Company anticipates rebuilding inventory toward its target range of approximately $20 million to $25 million, which is expected to moderate the working capital contribution to free cash flow in future periods.

Annual Report on Form 20-F

The Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026 has been filed with the SEC and is available on the Investor Relations section of the Company’s website at ir.omsos.com and on the SEC’s website at www.sec.gov. Shareholders may receive a hard copy of the Company’s complete audited financial statements free of charge upon request.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 P.M. U.S. Eastern Time on June 25, 2026, or 8:00 A.M. Singapore Time on June 26, 2026 to discuss the financial results.

For participants who wish to join the conference using dial-in numbers, please complete online registration using the link provided below prior to the scheduled call start time.

Participant Online Registration:

https://register-conf.media-server.com/register/BId74ddae27dff4d1cb0684c0bfbdd2a9c

Upon registration, each participant will receive details for the conference call, including dial-in numbers, passcode and a unique access PIN. To join the conference, please dial the provided number, enter the passcode followed by your PIN, and you will join the conference.

A live webcast of the conference call will also be available on the Company’s investor relations website at ir.omsos.com.

About OMS Energy Technologies Inc.

OMS Energy Technologies Inc. (NASDAQ: OMSE) is a growth-oriented manufacturer of surface wellhead systems (SWS) and oil country tubular goods (OCTG) for the oil and gas industry. Serving both onshore and offshore exploration and production operators, OMS is a trusted single-source supplier across six vital jurisdictions in the Asia Pacific, Middle Eastern and North African (MENA) regions. The Company’s 11 strategically located manufacturing facilities in key markets ensure rapid response times, customized technical solutions and seamless adaptation to evolving production and logistics needs. Beyond its core SWS and OCTG offerings, OMS also provides premium threading services to maximize operational efficiency for its customers.

For more information, please visit ir.omsos.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Summary of Financial Results

Consolidated Statements of Financial Positions

	For the year ended March 31, 2026	For the year ended March 31, 2025
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	151,985	72,950
Restricted cash, current	1,977	1,692
Trade receivables, net	18,955	13,467
Contract assets	1,732	983
Inventories, net	17,155	32,546
Prepayment and other current assets	4,441	1,646
Amount due from a related party	1,984	1,584
Total Current Assets	198,229	124,868

Non-current assets:
Restricted cash, non-current	340	1,189
Right-of-use assets, net	7,111	8,086
Property, plant and equipment, net	28,535	32,055
Intangible assets, net	494	42
Deferred tax assets	2,125	2,938
Prepayment and other non-current assets	306	1,327
Total Non-Current Assets	38,911	45,637
Total Assets	237,140	170,505

Liabilities
Current Liabilities:
Trade payables and other liabilities	27,355	15,070
Tax payable	1,058	8,200
Lease liabilities, current	1,374	1,187
Total Current Liabilities	29,787	24,457

Non-current Liabilities:
Employee benefits obligation	1,326	827
Lease liabilities, non-current	5,067	6,096
Deferred tax liabilities	3,496	4,217
Provisions	73	321
Total Non-Current Liabilities	9,962	11,461
Total Liabilities	39,749	35,918

Equity
Share capital	4	4
Share premium	100,999	72,648
Retained earnings	90,842	58,634
Accumulated other comprehensive loss	(2,202)	(2,397)
Equity attributable to Shareholders of the Company	189,643	128,889
Non-controlling interests	7,748	5,698
Total equity	197,391	134,587

Total liabilities and equity	237,140	170,505

Consolidated Statements of Profit or Loss and Other Comprehensive Income

	For the year ended March 31, 2026	For the year ended March 31, 2025
	US$’000	US$’000
Revenue	155,910	203,607
Total revenue	155,910	203,607

Cost of revenue	(108,680)	(134,620)
Total cost of revenue	(108,680)	(134,620)

Gross profit	47,230	68,987

Selling, general and administrative expenses	(12,373)	(9,122)
Operating profit	34,857	59,865

Other income, net	349	246
Total other income, net	349	246

Finance income – third parties	3,500	339
Finance income – related parties	93	—
Total finance income	3,593	339

Finance cost	(404)	(284)
Total finance cost	(404)	(284)

Profit before tax	38,395	60,166
Income tax expense	(4,517)	(13,189)
Net profit	33,878	46,977

Other comprehensive income/(loss):
Items that will not be reclassified to profit or loss
Foreign currency translation differences	660	2,258
Changes resulting from actuarial remeasurement of employee benefits obligation	(85)	(2)
Other comprehensive income, net of tax	575	2,256
Total comprehensive income	34,453	49,233

Net profit attributable to:
Shareholders of the Company	32,208	44,816
Non-controlling interests	1,670	2,161
Net profit	33,878	46,977

Total comprehensive income attributable to:
Shareholders of the Company	32,403	46,860
Non-controlling interests	2,050	2,373
Total comprehensive income	34,453	49,233

Basic and diluted weighted-average shares outstanding	42,002,230	37,822,500
Basic and diluted earnings per share (as adjusted) (US$)	0.77	1.18

Consolidated Statements of Cash Flows

	For the year ended March 31, 2026	For the year ended March 31, 2025
	US$’000	US$’000
Operating activities
Net profit	33,878	46,977
Adjustments for:
Income tax expenses	4,517	13,189
Depreciation of property, plant and equipment	4,679	2,711
Amortization of intangible assets	67	84
Depreciation of right-of-use assets	1,620	1,412
Loss on disposal of property, plant and equipment	—	111
(Reversal of)/allowance for inventories obsolescence	(780)	571
(Reversal of)/allowance for expected credit losses	(81)	121
Finance costs	404	284
Finance income	(3,593)	(339)
Net gain on fair value changes of financial liabilities at fair value through profit or loss	(413)	—
Loss on unrealized foreign exchange	347	493

Changes in operating assets and liabilities:
Trade receivables	(5,407)	18,975
Contract assets	(749)	764
Inventories	16,165	(2,329)
Prepayment and other assets	(2,401)	809
Trade and other payables	12,576	(32,239)
Employee benefits obligation	516	59
	61,345	51,653
Cash provided by operations:
Interest received	3,593	339
Income taxes refund	2,398	—
Income taxes paid	(13,218)	(11,490)
Net cash provided by operating activities	54,118	40,502

Investing activities
Proceeds from sale of property, plant and equipment	2	—
Acquisition of property, plant and equipment	(1,114)	(2,863)
Acquisition of intangible asset	(523)	—
(Loan to)/repayment from related parties	(400)	1
Net cash used in investing activities	(2,035)	(2,862)

Financing activities
Proceeds from issuance of ordinary shares	30,583	—
Payment of offering cost	(1,731)	—
Repayment of loans and borrowings	—	(6,504)
Interest paid	(404)	(253)
Payment of lease liabilities	(1,468)	(1,302)
Net cash provided by/(used in) financing activities	26,980	(8,059)
Effect of foreign exchange on cash, cash equivalents and restricted cash	(592)	820
Net increase in cash, cash equivalents and restricted cash	78,471	30,401
Cash, cash equivalents and restricted cash at beginning of year	75,831	45,430
Cash, cash equivalents and restricted cash at end of year	154,302	75,831
Less: Restricted cash, non-current	340	1,189
Less: Restricted cash, current	1,977	1,692
Cash and cash equivalents at end of year	151,985	72,950

Non-IFRS Financial Measures

This document includes references to non-IFRS financial measures, including: Adjusted EBITDA and Adjusted Free Cash Flow. These measures provide meaningful supplemental information regarding OMS's performance by eliminating items that are not central to OMS's core business.

However, there are a number of limitations related to the use of non-IFRS financial measures, and as such, the presentation of these non-IFRS financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS measures with comparable names used by other companies. See below for additional explanations about the non-IFRS financial measures, including their definitions and a reconciliation of these forward-looking non-IFRS measures to the most directly comparable IFRS financial measures.

Explanation of non-IFRS financial measures:

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Adjusted EBITDA is calculated as net profit for the period adjusted to exclude: (i) income tax expense, (ii) other income, net, (iii) finance income, (iv) finance cost and (v) depreciation and amortization, including lease depreciation. Adjusted EBITDA shows a clearer picture of the earnings generated from the Company's operations by excluding the impact of non-cash items, financing costs and income, taxes and other items not considered indicative of the Company's core operating performance, providing management and investors a clearer metric to evaluate the profitability and cash generation capability of the Company's operations.

Reconciliation of Net Profit to Adjusted EBITDA (Non-IFRS)

	For the years ended, March 31,
	2026	2025
	US$'000	US$'000

Net profit	33,878	46,977
Income tax expense	4,517	13,189
Other income, net	(349)	(246)
Finance income	(3,593)	(339)
Finance cost	404	284

Operating profit	34,857	59,865
Depreciation and amortization	6,366	4,207

Adjusted EBITDA (Non-IFRS)	41,223	64,072
Adjusted EBITDA margin (Non-IFRS)	26.4%	31.5%

Explanation of non-IFRS financial measures:

•
Adjusted Free Cash Flow is defined as net cash flows from operating activities less capital expenditures, including acquisition of property, plant and equipment and acquisition of intangible assets, plus proceeds from sale of property, plant and equipment. This measure assesses the Company's capital efficiency by deducting the cash required to purchase, replace and upgrade the machineries, equipment and systems required to keep the production lines running.

Adjusted Free Cash Flow Reconciliation (Non-IFRS)

	For the years ended, March 31,
	2026	2025
	US$'000	US$'000

Net cash provided by operating activities	54,118	40,502

Less: Capital expenditure
- Acquisition of property, plant and equipment	(1,114)	(2,863)
- Proceeds from sale of property, plant and equipment	2	-
- Acquisition of intangible asset	(523)	-

Adjusted Free Cash Flow (Non-IFRS)	52,483	37,639

For investor and media inquiries, please contact:

OMS Energy Technologies Inc.

Investor Relations

Email: ir@omsos.com

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: oms@thepiacentegroup.com